United States securities and exchange commission logo





                           May 24, 2021

       Keith L. Horn
       Chief Executive Officer
       Forest Road Acquisition Corp.
       1177 Avenue of the Americas, 5th Floor
       New York, NY 10036

                                                        Re: Forest Road
Acquisition Corp.
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed May 19, 2021
                                                            File No. 333-253136

       Dear Mr. Horn:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form S-4

       Consolidated Statement of Operations, page F-69

   1. We read your May 19, 2021 response to comment 4 from our May 13, 2021 comment letter. You report
technology and development expense as a component of operating expenses that is
separate from your cost of revenue. On page F-81, you state that the amounts classified as
technology and development expenses represent    personnel-related
                                                        expenses for employees
and professional fees paid to consultants who create
                                                        improvements to and
maintain [y]our enterprise systems applications, hardware and software. Expenses also
include payroll and related costs for employees involved in the research and
development of new and existing products and services, enterprise technology hosting
expenses, depreciation of enterprise technology-related assets, and equipment leases.
Given that it appears that these costs may be associated with your
 Keith L. Horn
Forest Road Acquisition Corp.
May 24, 2021
Page 2
      revenue-generating operations, please address each of the following:
          Tell us how you have defined    enterprise systems applications,
hardware and
          software    and identify the activities within your business that
these systems
          applications, hardware and software support.
          You indicate that technology and development includes research and development costs. You disclose on page F-81 that you incurred research and development expenses of $4.6 million, $4.6 million and $4.8 million in 2020, 2019 and 2018.
          Provide us with a breakdown of the nature of the other costs classified as technology and development and tell us how these costs were used in your business for each period presented in the filing.
          You disclose on page F-87 that you allocated depreciation expense of $21 million,
          $21 million and $25 million to technology and development for 2020, 2019 and 2018, respectively. Tell us how you determined that these amounts represented technology and development costs, rather than cost of revenue.
2.    Your disclosure on page 199 states that you    built [your] digital
platforms to engage with
      [y]our customers and deliver differentiated experiences    and that you
 have also built a
      social commerce platform that organically increases [y]our customers, inspires participants to achieve their goals and generates cash flow that can be used to accelerate
      [y]our digital and international businesses.    Please tell us the
amounts of costs associated
      with the development and maintenance of your platforms that you have classified as cost of revenue for each period presented in the filing.
       You may contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any other questions.



                                                            Sincerely,
FirstName LastNameKeith L. Horn
                                                            Division of
Corporation Finance
Comapany NameForest Road Acquisition Corp.
                                                            Office of Trade &
Services
May 24, 2021 Page 2
cc:       Joshua Englard, Esq.
FirstName LastName